Exhibit 99.7

Translation for Informational Purposes

ANNUAL REPORT OF THE CHIEF EXECUTIVE OFFICER (“CEO”) OF

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

Fiscal Year 2024

2024 was marked by geopolitical instability, armed conflicts, and significant elections, which have created an ongoing sense of uncertainty as we enter 2025. Trump’s new policies—especially on trade and tariffs—add further volatility, particularly for Mexico. The prospect of these disruptions has heightened anxiety about the impact on global trade, with its consequences on Mexico’s economy and foreign investment.

Despite these challenges, the country's long-term economic prospects remain strong, supported by its strategic location near the U.S., a favorable demographic profile, and its growing role in nearshoring and supply chains. As we head into 2025, the Company is focused on navigating the market shifts and positioning for sustained growth. With a solid financial base and clear strategic priorities, including the implementation of our 2030 Route plan, we are committed to adapting to changing conditions and driving commercial success in the years ahead.

•	2024 was a year of robust leasing activity, reaching 7.7 million sf, with new leases accounting for 3.5 million sf, almost 80% executed with existing clients of the Company dedicated to e-commerce, as well as light manufacturing for North America supply chain. Renewals reached 4.2 million sf. It is worth to mention that the company has always prioritized the quality of the leases, both in terms of clients and currency. Our focus in dollar denominated leases resulted in 89% of our 2024 revenues were dollars, which is a competitive advantage and a non-negotiable stabilizing factor that the Company will never change.

•	Market dynamics in the second half of 2024 reflected a growing demand in the Bajío Region with a deacceleration in Tijuana and Juarez as expected due to the current uncertainty. However, the leasing activity for the fourth quarter remained strong, reaching 1.6 million sf, of which 0.7 million square feet were through new leases with multinational clients. We saw 0.8 million SF in renewals with an 8.4% increase of 12 months in the rent prices, and a weighted average term of 4 years.

•	The Company acquired 36.3 acres of land in Guadalajara, adjacent to our current Vesta Park Guadalajara. This strategic acquisition will allow the Company to build around 700,000 sf GLA. We acquired, as well, new strategic land in Tijuana, Baja California, comprised of 35.7 hectares of landbank directly adjacent to the Company´s existing Vesta Park Mega Region. The new park will ultimately total 1.0 million square feet with six LEED certified world-class buildings aligned with the highest global sustainability standards. We also sold a non-strategic land in the Bajio during the quarter for US$780,000, aligned with Vesta’s opportunistic asset recycling strategy.

•	In 2024 the Company delivered almost 3.0 million square feet in new buildings, and began construction on 2.6 million square feet, at a 11.0% weighted average yield on cost. Our investment process is disciplined and based on twenty-five years of experience in the market, strategically allocating capital to the markets that matter most. We ended the fourth quarter with a total development pipeline of 3.1 million sf at an expected investment of US$ 267.1 million and an average cap rate of 9.8%.

•	During the fourth quarter the Company successfully closed a US$ 545 million Global Syndicated Sustainable Credit Facility comprised by a US$ 345 million term loan, with an 18-month availability period, and a US$ 200 million revolving credit facility replacing the existing revolving credit line.

•	The Company’s share repurchase program for 2024 reached US$ 42.3 million or 16.5 million shares, approximately 2% of total shares in circulation. The Company’s strategy remains focused on consistently allocating capital to ensure the most significant shareholder return.

•	During Vesta Day, we unveiled our new strategic plan, Route 2030, which outlines the next phase of growth through two key value-creation avenues: our current portfolio encompassing 42.5 million sf, and a development program spanning 20.5 million sf. By 2030, this will total 63 million sf, with an estimated value of US$ 6.8 billion.

•	In 2024, the Company launched its ESG Strategy aligned with Vesta’s Route 2030. The new strategy has 4 pillars, such as: Governance and Integrity, Social, Environmental and Sustainable Business. The Company was also included within the S&P/BMV Total ESG Mexico Index in 2024, for the fifth consecutive year, and was included within the S&P Global Sustainability Yearbook for the third consecutive year. Further, the Company remains on track to achieve its targets related to the sustainability-linked bond issued at the beginning of 2021, having ended 2024 with eleven new LEED certified buildings and 20 buildings with Edge Certification. The Company is among the leading companies in the MSCI rating, having achieved an AA rating for the second consecutive year.

•	The Company again delivered strong financial results, with 2024 revenues increasing more than 17% to US$ 252.3 million and Adjusted NOI and EBITDA margins of 94.6% and 83.5%, respectively. Full Year 2024 the Company´s FFO reached US$ 160.1 million, a 25.2% year on year increase. We invested more than US$ 231 million in innovative, best-in-class projects throughout the year.

As we enter 2025, the Company is guided by a clear strategic roadmap, designed to fuel our continued growth in the years ahead. With ample economic resources and a team of experts dedicated to identifying key opportunities, we are poised to navigate market uncertainties with foresight and caution.

I.	Business Strategy

The business of the Company and its subsidiaries during the fiscal year 2024, was conducted in accordance with the organizational objective’s matrix established by the management to that end and according to the approved strategic plan.

II.	Compliance with the Resolutions of the Shareholders and the Board of Directors.

I am pleased to inform that all agreements and resolutions adopted by the shareholders and the board of directors during the fiscal year 2024 were duly completed and executed, except for those which due to their own nature require more time for completion or require of a series of actions; however, for the latter, the Company and its subsidiaries have taken appropriate actions to ensure their fulfillment.

III.	Internal Controls and Audit

During the fiscal year of 2024, the internal audit department of the Company worked according to the internal audit statute approved by the board of directors and reviewed projects and specific areas of the Company. The findings were periodically submitted to the audit committee and the management is taking the necessary actions to attend the findings and ensure that the internal processes of the Company are duly complied with.

IV.	Information and Relevant Events

All the information and relevant events of the Company and its subsidiaries have been duly filed and reported to the corporate instances of the Company and to the relevant authorities in terms of the applicable laws and in compliance with the requirements of the corresponding authorities.

V.	Operations Related to the Repurchase of Shares

The general ordinary shareholders’ meeting held on March 21st, 2024, approved to maintain the amount of US$100,000,000.00 or its equivalent in Pesos, legal currency of United States of Mexico, as a revolving amount of the share’s repurchase program of the Company for 2024.

During 2024, the activity of the share repurchase program was periodically reported to the board of directors.

VI.	Corrective and Responsibility Actions

During the fiscal year ended on December 31st, 2024 and as of this date, the Company has applied corrective measures to its internal processes, derived from the findings of the revisions made by our internal audit department.

Notwithstanding the foregoing, none of the findings had required the initiation of responsibility actions against the persons involved in the administration of the Company, since none of said findings constituted a loss for the Company.

VII.	Capital Contributions

All capital contributions by the shareholders of the Company have been duly paid, and as of this date there are no pending contributions.

VIII.	Payment of Dividends

Dividends declared by the Company from the previous fiscal year had been fully paid. Dividends declared by the shareholders’ meeting of March 21st, 2024, were paid in four installments, three in 2024 and the last in January 2025, all in strict compliance to that resolved by the shareholders of the Company as per the recommendation of the board of directors.

IX.	Accounting and Information System

The accounting and reporting systems of the Company and its subsidiaries are kept in a complete and correct manner and in compliance with the U.S. Public Company Accounting Oversight Board (“PCAOB”), and the “IFRS”, lnternational Financial Reporting Standards issued by the lnternational Accounting Rules Bureau and other rules and legal provisions applicable to the Company.

X.	Financial Information

In compliance with the provisions of Article 44, section XI of the Securities Market Law and Article 172 of the General Corporations Law, it is hereby reported that the business strategy of the Company and its subsidiaries has been at all times, within the strategic goals and objectives established by the administration at the beginning of each calendar year and according to the approved strategic plan.

Attached hereto as Annex "1"  are: (i) the audited consolidated financial statements of the Company and its subsidiaries, which reflect the true, complete and correct financial position of the Company and its subsidiaries for the fiscal year ended December 31st, 2024, (ii) the consolidated income statement of the Company and its subsidiaries for the fiscal year ended December 31st, 2024, (iii) a statement of changes in the financial position of the Company during the fiscal year ended December 31st, 2024, (iv) a statement of changes in the items comprising the Company's patrimony expressed on a consolidated basis during the fiscal year ended December 31st, 2024, (v) the notes necessary to complete and clarify the information; and (vi) the report of the external auditor of the Company on its review to the consolidated financial statements of the Company and its subsidiaries prepared for the fiscal year ended December 31st, 2024.

XI.	Responsibility Actions Against Third Parties

During the fiscal year ended on December 31st, 2024, none of the Company or its subsidiaries needed to initiate any legal proceedings against third parties due to damages caused to the Company and/or any of its subsidiaries, except for those litigation and collection procedures incurred in the ordinary course of business of the Company and its subsidiaries.

Mexico City, February 14th, 2025

/s/

Lorenzo Dominique Berho Carranza

Chief Executive Officer